ALLIANCE SEMICONDUCTOR CORPORATION
4633 Old Ironsides Drive, Suite 240
Santa Clara, California 95059-1836
(408) 855-4900
October 10, 2008
via edgar, facsimile and ups overnight
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Mr. Gary Todd Mr. Joseph McCann

Re:	Alliance Semiconductor Corporation Form 10-K for the fiscal year ended March 31, 2008 File No. 0-22594
Dear Mr. Todd and Mr. McCann:
By letter dated September 26, 2008, Alliance Semiconductor Corporation (the “Company”) received comments from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2008 and its Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2008 (the “Comment Letter”). By letter dated September 3, 2008, the Company responded to the first comment contained in the Comment Letter. The Company’s response to the remainder of the comments follows. For your convenience, each of those comments is repeated verbatim with the Company’s response immediately following.
FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2008
Forward-Looking Statements, page 2
2.	Given that the statutory safe harbor you cite is not applicable to penny stock companies, you should not refer to Section 27A of the Securities Act of 1933 or Section 21E of the Exchange Act of 1934. In future filings, please revise your disclosure accordingly.
RESPONSE:
      We filed a Form 15 on September 5, 2008 indicating our Board’s intention to terminate the Company’s registration under Section 12(g) of the Securities Exchange Act of 1934. We will revise

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

the disclosures applicable to penny stock companies in the event there is any change in the strategic plan of the Company resulting in future filings under the Securities Exchange Act of 1934.
We hold securities which have experience significant fluctuations in value and liquidity, page 3
3.	In future filings, as appropriate, please disclose, if true, that the liquidated portfolio value could be less than the par value of the auction rate securities. Also, as appropriate, please disclose whether market and/or liquidity risks would apply to your AMBAC preferred stock holdings.
RESPONSE:
     We filed a Form 15 on September 5, 2008 indicating our Board’s intention to terminate the Company’s registration under Section 12(g) of the Securities Exchange Act of 1934. We will include the recommended disclosures related to our auction rate securities, if applicable, in the event there is any change in the strategic plan of the Company resulting in future filings under the Securities Exchange Act of 1934.
     At March 31, 2008 and June 30, 2008 we did not have any AMBAC preferred stock holdings.
4.	Please revise the disclosure in your future filings to make clear that your shares of common stock are currently quoted on the Pink Sheets and may be considered “penny stock.” Please also include appropriate risk factor disclosure.
RESPONSE:
      In future filings, if any, we will clearly indicate that shares of our common stock are quoted on the Pink Sheets and may be considered penny stock and include the appropriate risk factor disclosures.
Critical Accounting Policies, page 7
1.	You disclose that “We currently don’t have any material accounting policies that are both most important to the portrayal of our financial condition and results, and that require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.” In light of the significance of the auction rate securities to your assets, their current illiquidity and related valuation difficulties, please tell us how you determined that the accounting for

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

and valuation of those securities was not a critical accounting policy as that notion is set forth in FR-60 and FR-72.
RESPONSE:
     Based on the impairment analysis of our auction rate securities we determined the appropriate value of the securities was the par value. While the impairment analysis does involve significant subjective judgment, the actual accounting for our auction rate securities at par value is not particularly complex. Additionally, due to the fact that our auction rate securities are variable rate securities, absent the recent illiquidity, we have not recognized unrealized gains or losses since the fair value of the securities is the par value with fair market interest rates. Prior to the recent failed auctions, none of our previous sales of auction rate securities resulted in any recognition of realized gains or losses since they both purchased and sold at par value.
     If we continue to experience illiquidity issues with our auction rate securities, which may continue to require significant subjective judgment by management in valuing these securities, we will include the appropriate related disclosures in our Critical Accounting Policies in accordance with FR-60 and FR-72 in future filings, if any.
FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2008
Note 1, Basis of Presentation, page 6
(b) Recently Issued Accounting Standards
2.	We see that your balance sheet as of June 30, 2008 is comprised primarily of auction rate securities that have been subject to failed auctions since August 2007. Please tell us how you evaluated the requirements of SAB Topic 11M and SFAS 157 in concluding that “there were no material standards applicable to Alliance that had not been previously disclosed in our filings.”
RESPONSE:
     Our March 31, 2007 Form 10-K contained disclosures related to the issuance of SFAS No. 157 and SFAS No. 159 indicating their effectiveness for fiscal years beginning after November 15, 2007, in our case Fiscal 2009 beginning April 1, 2008. Our Fiscal 2007 Form 10-K indicated we were evaluating what effect, if any, the adoption of SFAS No. 157 and 159 will have on the company’s consolidated results of operations and financial position. Based on our evaluation of the pending application of SFAS 157 and 159 in preparation of our Form 10-K for Fiscal 2008 and the subsequent application for the quarter ended June 30, 2008 that did not result in a material change

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

in our financial position or results of operations, we determined repeating the disclosure was not appropriate.
     Throughout fiscal 2008 (April 1, 2007-March 31, 2008) and Fiscal 2009 to date, we reviewed the standards issued by the various GAAP setting bodies with the majority of the standards not being applicable. The remainder of the issued standards were reviewed by our management to determine the potential impact. We determined no additional disclosures were required, in accordance with SAB Topic 11M, since the issued but not yet adopted standards were either not applicable or the impact on our financial position and results of operations was not material.
3.	As it appears that you should have adopted SFAS 157 as of April 1, 2008, in response to this comment please provide us your proposed disclosure under paragraphs 32 and 34 of the Standard. As required by paragraph 39 of SFAS 157, the notes to financial statements in the initial period of adoption should include all relevant disclosures set forth in the Standard, including those normally required only on an annual basis. If you believe that you were not required to adopt SFAS 157 on April 1, 2008, please explain.
RESPONSE:
     We concur that we were required to and did adopt SFAS 157 as of April 1, 2008. The adoption of SFAS 157 did not result in adjustments to the fair values of the applicable assets and liabilities, therefore, we omitted the required disclosures. Our proposed disclosure, which will be included in any applicable future filings is as follows:
Fair Value Measurements
     We adopted SFAS No. 157 Fair Value Measurements on April 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. The Standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by SFAS No. 157 contains three levels as follows:
Level 1 — Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.
Level 2 — Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets in non-active markets;

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by other observable market data.
Level 3 — Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.
Assets that are Measured at Fair Value on a Recurring Basis
     The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset. The following table sets forth by level within the fair value hierarchy, our financial assets that were accounted for at fair value on a recurring basis at June 30, 2008, according to the valuation techniques we used to determine their fair values.

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
	June 30, 2008	Level 1	Level 2	Level 3
ASSETS
Short-term investments
Auction-rate securities	59,425			59,425
     The following table provides a reconciliation between the beginning and ending balances of our auction-rate securities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3).

Auction-rate
securities
Balances at March 31, 2008	$59,425
Realized gain (loss) included in earnings	—
Unrealized gain (loss) included in other comprehensive income	—
Purchases, sales and settlements, net	—
Interest accrued (received)	—
Transfers in and/or (out) of Level 3	—

Balances at June 30, 2008	$59,425

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

     We classify our investments in auction rate securities as available-for-sale. Quoted market prices for our investments in auction-rate securities were unavailable due to failed auctions beginning in August 2007. Due to limited market information, we utilized a discounted cash flow model to derive an estimate of fair value at June 30, 2008. The assumptions used in preparing the model included estimates with respect to the amount and timing of future interest and principal payments, forward projections of the interest rate benchmarks, the probability of full repayment of the principal considering the credit quality and guarantees in place, and the rate of return required by investors to own such securities given the current liquidity risk associated with auction-rate securities Based on our estimates derived from the discounted cash flow, we determined that the fair value of our auction-rate securities at June 30, 2008, approximates par value, and accordingly, we have not recorded any impairment. The estimated fair values could change significantly based on future market conditions. We will continue to assess the fair value of our auction-rate securities for substantive changes in relevant market conditions, changes in our financial condition or other changes that may alter our estimates described above. We may be required to record an unrealized holding loss to other comprehensive income or an impairment charge to earnings if we determine that our investment portfolio has incurred a decline in fair value that is temporary or other-than-temporary, respectively.
     In August 2007, auctions began to fail due to insufficient buyers, as the amount of securities submitted for sale in auctions exceeded the aggregate amount of the bids. As a result of the failed auctions, the interest rate on the auction rate securities has been adjusted to 30-day LIBOR + 2% (approximately 4.47% at June 30) compared to the average interest rate of the underlying assets (AA-rated commercial paper) of approximately 2.40%. To date, we have collected all interest due on our auction-rate securities and expect to continue to do so in the future.
     The investment principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or upon the liquidation of the portfolio of the underlying assets for distribution according to their contractual maturities.
     We intend to hold our auction-rate securities until we can recover the full principal amount through one of the means described above, and have the ability to do so based on our other sources of liquidity.
Note 2, Short-term Investments, page 6
4.	You classify auction rate securities as current assets as of March 31, 2008 and as of June 30, 2008. You also disclose that those investments have been subject to failed auctions since August 2007 and that they have been illiquid since that date. Please tell us why it is appropriate in GAAP to present these investments as current assets. In that regard please tell us how your presentation considers the guidance from paragraph 17 of SFAS 115 and from Chapter 3A of ARB 43. Your response should describe the specific objective evidence you considered

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

in reaching your conclusion regarding classification of the investment as a current asset. Also show us that the classification is consistent with the assumptions you applied in valuing the securities.
RESPONSE:
     The Company initially invested in the auction rate securities as a money market (cash equivalent) vehicle providing higher returns with, at the time of investment, equivalent risk and liquidity. Accordingly, management has initially classified the investments as available for sale, and to date continues to classify them as such.
     Throughout fiscal 2008 to the present, the Company’s Board of Directors evaluated alternatives for the Company including a potential acquisition or liquidation. During this evaluation process there was not a specifically identified acquisition target and the Board eventually approved the liquidation of the Company’s operating assets. During this period, the Company maintained open sell orders to liquidate its auction rate securities portfolio, in which the auctions failed and continue to do so.
     At March 31 and June 30, 2008 management reviewed the classification of our auction rate securities in accordance with the applicable GAAP guidance and determined that current asset classification was appropriate due to the following factors:
     (a) In accordance with paragraph 2 of Chapter 3A of ARB 43 we evaluated our auction rate securities from an operating cycle standpoint and avoided the strict one year interpretation of current assets. In this regard, we reviewed our obligations generally arising from our business cycle along with monthly cash burn rates as compared to the income generated. The income generated from our auction rate securities portfolio is sufficiently meeting our recurring obligations arising during the normal operating cycle.
     (b) We also reviewed paragraph 6 of Chapter 3A of ARB 43 to ensure there were no specific exclusions from current asset classification criteria related to our auction rate securities. In that regard we noted the following:
          (i) Our auction rate securities are not restricted as to withdrawal or use for other than current operations, are not designated for expenditure in the acquisition or construction of noncurrent assets, or are not segregated for the liquidation of long-term debts. We did not specifically identify any acquisitions, and accordingly, did designate any of our assets for expenditure. Further, we do not have any long-term debt for liquidation.
          (ii) Our auction rate securities do not constitute investments in securities (whether marketable or not) or advances which have been made for the purposes of control, affiliation, or other continuing business advantage.

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

          (iii) Our auction rate securities are not receivables arising from unusual transactions, cash surrender values of life insurance policies, land or other natural resources, depreciable assets, or long-term prepayments or deferred charges.
     In addition to the factors noted above, our management evaluated current market conditions, including discussions with investment managers, and determined the recent illiquidity itself does not provide the specific objective evidence requiring reclassification and these liquidity issues will be satisfactorily resolved in the foreseeable future.
     We believe our disclosures at March 31 and June 30, 2008 are in accordance with paragraph 17 of SFAS 115. In Note 2, we individually disclose our available for sale securities at their fair value.
5.	You disclose that “Management determines the appropriate categorization of investment securities at the time of purchase and re-evaluates such designation as of each balance sheet date.” Please tell us and in future filings clarify what you mean by that statement.
RESPONSE:
     The statement that “Management determines the appropriate categorization of investment securities at the time of purchase and re-evaluates such designation as of each balance sheet date” relates to categorization of such investments in the context of SFAS 115 as trading securities, available for sale, or held to maturity. This further applies to classification of such securities as current or long-term. Any applicable future filings will include clarified disclosures.
6.	You disclose that you have “the ability and intent, if necessary, to liquidate non-restricted investments in order to meet our liquidity needs within the normal operating cycle.” In light of the failed auctions and your characterization of the auction rate securities as illiquid, please tell us how you have the ability to liquidate those investments.
RESPONSE:
     We have the ability to liquidate non-restricted investments to meet our liquidity needs within the context of Chapter 3A of ARB 43. The entire investment, and income generated, in our auction rate securities represents cash available for current operations. The intent of the disclosure was to indicate there are no withdrawal or use restrictions; they are not designated for expenditure in a future acquisition or other non-current asset purchase; not designated for future liquidation of long-term debt; do not have any other contractual restriction or designation for use outside the normal operations of the business as it currently exists. Any applicable future filings will include any necessary clarification.

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

7.	Please tell us in detail how you determined the fair value of your auction rate securities as of March 31, 2008 and as of June 30, 2008. Please fully explain the models, methods and all significant assumptions used in the valuation. If you relied on more than one source of information or applied more than one technique, tell us how you evaluated and weighted the information considered and the techniques applied. If your valuation does not consider an illiquidity adjustment, please tell us why you believe that assumption is appropriate.
RESPONSE:
     We determined the fair value of our auction rate securities as of March 31, 2008 and June 30, 2008 to be the par value, recognizing no temporary or other than temporary impairment based on the following:
Background
     Our auction rate securities consist of undivided beneficial interests in five different Sub-Trusts of Anchorage Finance Master Trust, a Delaware business trust. Each sub-trust consists of an aggregate face amount of $100,000,000 broken in $25,000 increments. The aggregate face amount of the sub-trust is based on the face amount of the sub-trust’s portfolio of eligible assets. The distributions received, prior to failed auctions, substantially represented the stated interest rates of the portfolio of eligible assets and a relatively small put premium (in the case of successful auctions) paid by Ambac Assurance.
     The portfolio of eligible assets consists of highly rated, within both Standard & Poor’s and Moody’s guidelines, commercial paper with initial maturities of 60 days or less for the highest rated eligible assets. In no event, on the date of purchase, is the maturity date later than the auction date for the next succeeding distribution period, therefore, the maximum holding period for any eligible asset is 28 days (the auction period interval).
     The put premium, paid by Ambac Assurance for every distribution period, was distributed based on the difference between the auction rates on the sub-trusts for the respective distribution period less the amount of anticipated return from the eligible assets. Since auctions began failing in August 2007, the put premium has been adjusted to the maximum default interest rate of the 30-day LIBOR rate plus 2.00% less the interest rates paid by the eligible assets.
     In the event that Ambac defaults on the put premium or terminates the put agreement without remedy in accordance with the agreement, the eligible assets will be liquidated on their maturity dates and the sub-trust will be liquidated.
     In the event Ambac exercises its put, the liquidated value of the eligible assets will be used to purchase Ambac preferred stock at the then fair value and the sub-trusts will be liquidated leaving the holders with the corresponding shares of Ambac preferred stock.

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

     Since entering into our investment in auction rate securities we have received all distributions timely and in accordance with the terms of the Sub-trust agreements, including at the maximum default interest rate. At March 31, 2008 and June 30, 2008 the effective interest rate on our auction rate securities was approximately 4.80% and 4.47%, respectively.
Possible Outcomes
     Based on the terms of our investment agreement and the market conditions at March 31, 2008 and June 30, 2008 we determined the following four possible outcomes and estimated the probability of each in evaluating the fair value of our auction rate securities:
Outcome 1 — Continued Failed Auctions with No Put Exercise or Termination:
     In this scenario we continue to receive the default interest rate of 30-day LIBOR plus 2.00%. The portfolio of eligible assets remains highly rated, short-term commercial paper that matures every 28 days. We are unable to reasonably estimate when auctions will become successful and noted at March 31 and June 30 8 and 11 distribution periods elapsed with failed auctions respectively. We noted during and since those dates similar instruments have experienced a return of liquidity.
     Since we are receiving the higher default interest rate, we believe that this compensates us for the short-term loss of liquidity in the investments. This higher rate equates reasonably to rates offered on longer term commercial bonds of similar credit quality. This in turn implies that the present value of our cash flows computed at the default interest rate equates to the par value of the securities.
Outcome 2 — Put Agreement Termination or Default:
     In the event Ambac terminates or defaults on the put agreement or premium the eligible assets will be converted to cash at their face amount and distributed to the sub-trust holders at the par value of the sub-trust. This scenario does not appear likely as the put right and payment of the put premium continues to provide Ambac access to large amounts of cash at favorable rates without significantly increasing their debt position or issuing additional equity.
Outcome 3 — Put Exercise:
     The exercise of Ambac’s put right would result in the eligible assets being converted to cash on their next maturity date and used to purchase the corresponding number of shares of Ambac preferred stock. This scenario is considered remote. As stated above, the put right and payment of the put premium provides Ambac access to large amounts of cash at favorable rates without significantly increasing their debt position or issuing additional equity. Additionally, the issuance of preferred stock would have a potentially detrimental effect on Ambac’s common stockholders.

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

Outcome 4 — Successful Auction:
     A successful auction will result in cash proceeds equal to the par value of our undivided interest in the sub-trusts.
Conclusion
     While management will continue to monitor changes to its assumptions above, we believe that as of March 31, 2008 and June 30, 2008 the assumptions described above are appropriate and support management’s conclusion that the securities were not impaired.
8.	As a related matter, if you relied on broker’s estimation of the fair value of your auction rate securities, please tell us how these estimates were determined and whether they represent firm offers to buy or sell securities. In addition, clarify how the broker estimates were used in determining estimated fair value. If these estimates are not based on offers to buy or sell the securities please provide the basis for your reliance on these estimates.
RESPONSE:
     We did not rely on any broker estimations in determining the fair value of our auction rate securities.
9.	In light of the illiquidity of the auction rate securities, which has apparently persisted since August 2007, please tell us why there is no temporary or other then temporary impairment. Tell us how you considered and applied the guidance from paragraph 16 of SFAS 115, from FSP FAS 115-1 and from SAB Topic 5M.
RESPONSE:
     In addition to our fair market value estimates as noted in Response #7 we evaluated our auction rate securities in accordance with the applicable GAAP guidance and SEC disclosure rules including SFAS 115, FSP FAS 115-1, and SAB Topic 5M and determined no temporary impairment or other than temporary impairment was necessary at March 31 and June 30, 2008. We considered the following factors in accordance with the applicable guidance during the performance of this evaluation:
     (a) We reviewed several factors related to the current market conditions, including the recent settlement announcements by large investment firms and recent successful auctions of similar securities; and our ability to meet our obligations from investment income and correspondingly our ability to hold our auction rate securities until successful auctions or comparable alternatives materialize. Based on reviewing the relevant factors, we determined it is not probable that we will be

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

unable to collect all amounts (par value) due according to contractual terms. Further, all interest payments, which are currently above the market rates for similar instruments, have been made timely and in full accordance of the investment prospectus.
     (b) As part of our fair value estimate we evaluated any impact that known impairment indicators may have on these estimates as follows:
          (i) There has not been any deterioration in the earnings portion of the investment nor has there been a significant decline in credit rating of the auction rate securities or the individual underlying assets.
          (ii) The failed auctions have indicated an adverse change in the market conditions in the form of short-term illiquidity only, however, we believe higher, default interest rate paid on our auction rate securities off-sets the illiquidity impact.
          (iii) Sales of the auction rate securities below the par value have not been contemplated resulting in failed auctions and recent sales of similar instruments were at par value.
          (iv) Any additional purchases of our auction rate securities would be at par value.
     (c) Our current financial condition, plan of operations, and intent and ability to hold the investment is sufficient to allow for the anticipated recovery of the liquidity.
10.	Please tell us whether you have realized any gains or losses from the sales of auction rate securities since August 2007. If you have, please indicate whether you sold these securities at a price discounted from the price you originally paid for the securities.
RESPONSE:
     We have not realized any gains or losses from the sales of our auction rate securities prior to, or since August 2007. All auction rate securities were purchased at par and were sold at par in the auction process prior to August 2007.
11.	You disclose that “Ambac Assurance has the right to compel the liquidation of the portfolio of assets held by the sub-trusts and compel the sub-trusts to purchase Ambac Assurance preferred stock with a liquidation preference equal to the portfolio’s liquidated value (the “Put Right”).” Tell us and in future filings add context to this disclosure that clarifies its significance to your accounting for, valuation of, and liquidity of the auction rate securities.

Securities and Exchange Commission
Attention: Mr. Gary Todd and Mr. Joseph McCann
October 10, 2008

RESPONSE:
     The put right held by Ambac Assurance was not significant to the accounting for or valuation of our auction rate securities since we determined the likelihood of exercise of the put option to be remote.
     Our understanding of Ambac’s put right, per the terms of the agreement, allows Ambac to include the cash invested in our auction rate securities in their cash reserves and corresponding insurance underwriting base for operational purposes for which they pay a put premium for each interest distribution period (approximately 28 days). The payment of the put premium provides Ambac with access to large amounts of cash without increasing its debt or issuing additional equity, at what appears to be below market rates. Further, Ambac raised approximately $1.5 billion in mid-March via capital issuance to enhance its capital position and reducing the need exercise the put. Finally, it appears highly unlikely that Ambac would exercise its put right and issue preferred stock that could be detrimental to the dividend policy for its common stockholders (including those involved in the recent capital raise) and potentially cause unnecessary dilution of Ambac stock.
12.	In future filings, please disclose the contractual and default rates of interest on the auction rate securities.
RESPONSE:
     In future filings, if any, we will include the applicable disclosures related to the contractual and default rates of interest on our auction rate securities.
13.	In future filings please disclose the factors you consider in assessing whether an investment is other than temporarily impaired.
RESPONSE:
     In future filings, if any, we will include the applicable disclosures related to the factors considered in assessing whether an investment is other than temporarily impaired.

Sincerely,
/s/ J. Michael Gullard

J. Michael Gullard, Interim Chief Executive Officer Alliance Semiconductor Corporation

cc:	Peter J. Tennyson, Esq. Paul, Hastings, Janofsky & Walker LLP